                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   ___________

                                    FORM 11-K
                                  ANNUAL REPORT
                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934
                                   ___________

     (Mark One):

[X]       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
          For the Fiscal Year Ended December 31, 2000

                                 OR

          TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

[ ]       SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
          For the transition period from ______ to ______

          Commission file number:  33-63525



          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         SAVINGS PLAN FOR THE EMPLOYEES
                              OF ETHYL CORPORATION

          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:



                                Ethyl Corporation
                                 P. O. Box 2189
                            Richmond, Virginia 23218

                                                                      Appendix 1

SAVINGS PLAN FOR THE EMPLOYEES OF ETHYL
CORPORATION

ANNUAL REPORT

DECEMBER 31, 2000 AND 1999

SAVINGS PLAN FOR THE EMPLOYEES OF ETHYL CORPORATION
INDEX OF FINANCIAL STATEMENTS AND SCHEDULES


                                                                                                 Pages

Report of Independent Accountants                                                                  2


Financial Statements:

    Statement of Assets Available for Benefits at December 31, 2000                                3

    Statement of Assets Available for Benefits at December 31, 1999                                4

    Statement of Changes in Assets Available for Benefits for the
        Year Ended December 31, 2000                                                               5

    Notes to Financial Statements                                                               6-10


Supplemental Schedules:

    Assets (Held at End of Year), December 31, 2000                                               11

    Nonexempt Party-in-Interest Transactions for the Year Ended December 31, 2000                  *

    Obligations in Default for the Year Ended December 31, 2000                                    *

    Leases in Default for the Year Ended December 31, 2000                                         *

    Reportable Transactions for the Year Ended December 31, 2000                                   *




*Trustee reported no such transactions, obligations or leases in default.

Report of Independent Accountants



To the Administrator of the Savings Plan
  For the Employees of Ethyl Corporation:

In our opinion, the accompanying statements of assets available for benefits and the related statement of changes in assets available for benefits present fairly, in all material respects, the assets available for benefits of the Savings Plan for the Employees of Ethyl Corporation (the "Plan") at December 31, 2000 and 1999, and the changes in assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic
financial statements taken as a whole.   The supplemental schedule of assets
(held at end of year) December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



June 8, 2001

SAVINGS PLAN FOR THE EMPLOYEES OF ETHYL CORPORATION
STATEMENT OF ASSETS AVAILABLE FOR BENEFITS
December 31, 2000



                                                             Participant        Non-Participant
                                                               Directed            Directed             Total
                                                          -----------------    ----------------    ---------------
Assets:
     Cash                                                      $   205,682         $    89,612        $   295,294

     Investments:
        Mutual Funds:
            Pimco Total Return Fund                              1,482,806                   -          1,482,806
            Merrill Lynch Capital Fund                           4,264,297                   -          4,264,297
            Merrill Lynch Growth Fund                            1,422,829                   -          1,422,829
            Franklin Small Cap Fund                             10,389,120                   -         10,389,120
            Ivy International Fund                               1,943,101                   -          1,943,101
            Davis New York Venture Fund                          4,167,164                   -          4,167,164

        Commingled Trusts:
            Merrill Lynch Equity Index Trust                    30,615,482                   -         30,615,482
            Merrill Lynch Retirement Preservation Trust          9,561,309                   -          9,561,309

        Common stocks:
            Ethyl Corporation
               Participant directed                              3,642,421                   -          3,642,421
               Non-participant directed                                  -           4,798,114          4,798,114
            Albemarle Corporation                               14,181,386                   -         14,181,386
            Tredegar Corporation                                 5,989,182                   -          5,989,182
        Loans to participants                                    1,111,254                   -          1,111,254
                                                          -----------------    ----------------    ---------------

            Total investments                                   88,770,351           4,798,114         93,568,465

     Receivables:
        Interest and dividends                                      88,212              31,156            119,368
                                                          -----------------    ----------------    ---------------

            Assets available for benefits                     $ 89,064,245         $ 4,918,882       $ 93,983,127
                                                          =================    ================    ===============



The accompanying notes are an integral part of the financial statements.

SAVINGS PLAN FOR THE EMPLOYEES OF ETHYL CORPORATION
STATEMENT OF ASSETS AVAILABLE FOR BENEFITS
December 31, 1999





                                                              Participant       Non-Participant
                                                                Directed            Directed             Total
                                                          -----------------    ----------------    ---------------
Assets:
     Cash                                                      $    15,812         $     4,616         $   20,428

     Investments:
        Mutual Funds:
            Pimco Total Return Fund                              1,531,496                   -          1,531,496
            Merrill Lynch Capital Fund                           4,786,402                   -          4,786,402
            Merrill Lynch Growth Fund                            1,359,498                   -          1,359,498
            Franklin Small Cap Fund                              9,021,439                   -          9,021,439
            Ivy International Fund                               2,214,693                   -          2,214,693
            Davis New York Venture Fund                          3,670,929                   -          3,670,929

        Commingled Trusts:
            Merrill Lynch Equity Index Trust                    35,897,110                   -         35,897,110
            Merrill Lynch Retirement Preservation Trust         11,340,454                   -         11,340,454

        Common stocks:
            Ethyl Corporation:                                                                                  -
               Participant directed                              8,155,213                   -          8,155,213
               Non-participant directed                                  -           7,982,713          7,982,713
            Albemarle Corporation                               11,692,542                   -         11,692,542
            Tredegar Corporation                                 7,449,011                   -          7,449,011
        Loans to participants                                    1,209,535                   -          1,209,535
                                                          -----------------    ----------------    ---------------

               Total investments                                98,328,322           7,982,713        106,311,035

     Receivables:
        Interest and dividends                                     217,206             162,269            379,475
                                                          -----------------    ----------------    ---------------

               Assets available for benefits                 $  98,561,340        $  8,149,598       $106,710,938
                                                          =================    ================    ===============



The accompanying notes are an integral part of the financial statements.

SAVINGS PLAN FOR THE EMPLOYEES OF ETHYL CORPORATION
STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2000



                                                                  Participant      Non-Participant
                                                                    Directed          Directed             Total
                                                                ---------------    --------------    ----------------
Additions:
     Contributions:
        Employee contributions                                     $ 5,751,697       $         -        $  5,751,697
        Employer contributions                                               -         2,616,467           2,616,467
                                                                ---------------    --------------    ----------------

               Total additions                                       5,751,697         2,616,467           8,368,164
                                                                ---------------    --------------    ----------------

Deductions:
     Benefit payments                                               (9,539,548)         (321,246)         (9,860,794)

     Net investment loss:
        Dividends                                                    3,115,179           318,751           3,433,930
        Interest:
            Funds                                                            -             8,165               8,165
            Loans to participants                                       99,787                 -              99,787
        Net depreciation in fair value of investments               (8,950,299)       (5,826,764)        (14,777,063)
                                                                ---------------    --------------    ----------------

               Total deductions                                     (5,735,333)       (5,499,848)        (11,235,181)

Interfund transfers (net)                                               26,089           (26,089)                  -
                                                                ---------------    --------------    ----------------

               Total deductions and transfers                      (15,248,792)       (5,847,183)        (21,095,975)
                                                                ---------------    --------------    ----------------

               Net decrease for the year                            (9,497,095)       (3,230,716)        (12,727,811)

Assets available for benefits, December 31, 1999                    98,561,340         8,149,598         106,710,938
                                                                ---------------    --------------    ----------------

Assets available for benefits, December 31, 2000                   $89,064,245       $ 4,918,882        $ 93,983,127
                                                                ===============    ==============    ================



The accompanying notes are an integral part of the financial statements.

SAVINGS PLAN FOR THE EMPLOYEES OF ETHYL CORPORATION
NOTES TO FINANCIAL STATEMENTS


1.  Summary of Significant Accounting Policies:

    Basis of Accounting:

    The accompanying financial statements of the Savings Plan for the Employees of Ethyl Corporation (the "Plan") have been prepared in conformity with accounting principles generally accepted in the United States of America.

    Accounting Estimates:

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

    Risks and Uncertainties:

    The Plan provides for various mutual fund investment options in stocks, bonds and fixed income securities as well as direct common stock investments. Investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of assets available for benefits and the statement of changes in assets available for benefits.

    Security Valuation:

    Investments are stated at fair value determined as follows:



        Merrill Lynch Retirement    -  Investments in Guaranteed Investment Contracts ("GIC's") and Bank
        Preservation Trust             Investment Contracts ("BIC's") with benefit responsive features are carried at cost plus accrued interest (contract value).  Synthetic investment contracts are stated at the contract book value which approximates amortized cost.  Money market instruments and US
                                       Government agency obligations are valued at amortized cost.


        Mutual funds and Merrill    -  quoted market value
        Lynch Equity Index Trust

        Common stocks               -  last published year end sales price on the New York Stock Exchange

        Loans to participants       -  balances due which approximate fair value


SAVINGS PLAN FOR THE EMPLOYEES OF ETHYL CORPORATION
NOTES TO FINANCIAL STATEMENTS, Continued


1.  Summary of Significant Accounting Policies, continued:

    Security Transactions and Related Investment Income:

    Security transactions are accounted for on a trade-date basis and dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The Plan presents in the statement of changes in assets available for benefits the "net depreciation in the fair value of investments" which consists of realized gains or losses and changes in the unrealized appreciation (depreciation) on those investments. Investment income is allocated to participant accounts in proportion to the participant's account balance.

    Reclassifications:

    Certain amounts in the accompanying statement of assets available for benefits at December 31, 1999 have been reclassified to conform to the current presentation.


2.  Description of Plan:

    The Plan is a defined contribution plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974. Information regarding plan benefits, priority of distributions upon termination of the Plan, and vesting is provided in the plan agreement which is available at the main office of the plan administrator at 330 South Fourth Street, Richmond, Virginia.


3.  Investment Funds:

    Effective November 3, 1997, Merrill Lynch Trust Company of America was appointed investment manager and trustee and Merrill Lynch, Pierce, Fenner & Smith, Inc. was appointed recordkeeper (collectively "Merrill Lynch" and "ML"). The Plan currently consists of 11 active options.

    Participants currently in the Plan may select a program for investment in any of the 11 funds, or in any combination thereof. Contributions made by Ethyl Corporation (the "Company" or "Ethyl") are invested in the non-participant directed portion of the Ethyl Corporation Common Stock Fund, which contains both participant and non-participant directed balances. Transfers may be made between the funds. However, participants only have a one time election to transfer the Company's contributions to the Ethyl Corporation Common Stock Fund into other funds during the course of their employment. The following table presents investments held at year-end that represent five percent (5%) or more of assets available for benefits:

SAVINGS PLAN FOR THE EMPLOYEES OF ETHYL CORPORATION
NOTES TO FINANCIAL STATEMENTS, Continued



3.  Investment Funds, continued:

                                                       2000           1999

    Merrill Lynch Equity Index Trust               $ 30,615,482    $35,897,110

    Ethyl Corporation Common Stock *                  8,440,535     16,137,926

    Albemarle Corporation Common Stock               14,181,386     11,692,542

    Merrill Lynch Retirement Presevation Trust        9,561,309     11,340,454

    Franklin Small Cap                               10,389,120      9,021,439

    Tredegar Corporation Common Stock                 5,989,182      7,449,011




* Nonparticipant-directed totals $4,798,114 and $7,982,713 for 2000 and 1999, respectively.

During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

    Common stock                                               $ (8,538,021)
    Mutual Funds                                                 (3,110,828)
    Commingled Trust Funds                                       (3,128,214)
                                                             ---------------

                                                               $(14,777,063)
                                                             ===============

4.     Contributions:

  Participants in the Plan may make pre-tax and/or after-tax contributions from 1% to 15% of their base pay, as defined in the plan document. Any combination of pre-tax and after-tax contributions are subject to the 15% limit. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Ethyl makes a matching contribution, in the form of Ethyl common stock, to the Plan equal to 50% of participant contributions up to 10%. Participant contributions are 100% vested at all times while contributions made by Ethyl are 60% vested after three years of service, 80% vested after four years of service and 100% vested after five years of service.

  As of December 31, 2000, employee and employer contributions amounting to $190,183 and $88,543, respectively, were received by Merrill Lynch, but not yet allocated to the specific investment funds. These amounts are included in the cash balances on the statement of assets available for benefits at December 31, 2000.

SAVINGS PLAN FOR THE EMPLOYEES OF ETHYL CORPORATION
NOTES TO FINANCIAL STATEMENTS, Continued


5.  Participant Accounts:

    Each participant's account is credited with the participant's contribution and an allocation of a) the Company's contribution and b) Plan earnings. Allocations are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.


6.  Distributions:

    Benefits are recorded when paid. Employees may decide whether benefits will be received directly in the form of a lump sum or rolled over to an individual retirement account or to another qualified plan.

7.  Participant Loans:

    Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Loan fund. Loans are made over a period not to exceed five years. The loans are collateralized by the balance in the participant's account and bear a reasonable fixed rate of interest determined by the plan administrator based on a rate of return commensurate with the prevailing interest rate charged on similar commercial loans by persons in the business of lending money. At December 31, 2000, interest rates on participant loans ranged from 8.25% to 10.5%.

8.  Plan Termination:

    Although it has not expressed any intent to do so, Ethyl has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, participants will become 100% vested in their account balances and the assets of the Plan shall be allocated to participants in proportion to their account balances as of the effective date of termination.

9.  Federal Income Taxes:

    The U.S. Treasury Department advised the plan administrator on July 7, 1995 that the Plan, as amended and restated effective March 1, 1994, constitutes a qualified trust under Section 401 of the Internal Revenue Code and therefore is exempt from federal income taxes. The Plan has been amended since March 1, 1994 and was restated effective January 1, 1998. Currently the U.S. Treasury Department has not reviewed the restated plan. However, the plan administrator and the Plan's tax counsel believe the Plan is designed and currently is being operated in compliance with the applicable provisions of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

SAVINGS PLAN FOR THE EMPLOYEES OF ETHYL CORPORATION
NOTES TO FINANCIAL STATEMENTS, Continued


9.  Federal Income Taxes, continued:

    Until such time as participants withdraw all or part of their accumulated account balance, their invested funds are not subject to federal income taxes for contributions made on their behalf by Ethyl or for investment income and gains received on such investments.

10. Stock Prices:

    Closing stock prices per share at December 31 were as follows (as adjusted for stock splits):

                                                           2000          1999

           Ethyl Corporation Common Stock                 $1.437       $ 3.500
           Tredegar Corporation Common Stock              17.437        20.687
           Albemarle Corporation Common Stock             24.750        19.187

11. Administration Expenses:

    Expenses for administering the Plan are borne entirely by Ethyl and no charge is made to the Plan with respect thereto.

12. Forfeitures:

    Employees who leave Ethyl before becoming fully vested in Ethyl contributions forfeit the value of their nonvested account. Forfeitures during a Plan year serve to reduce required Company contributions and to cover Plan expenses, and are reflected in the statement of changes in assets available for benefits of the year in which the forfeitures are applied to Ethyl's contribution. For the year ended December 31, 2000, $19,610 of forfeitures became available.

13. Related-Party Transactions:

    Certain Plan investments are shares of investment funds managed by Merrill Lynch, the trustee of the Plan. Investments in the Ethyl Corporation Common Stock Fund represent investments in shares of common stock of Ethyl Corporation, the Plan sponsor.

14. Subsequent Events:

    In February 2001, Ethyl announced the implementation of a new business model which included a workforce reduction through severance and early retirement programs. As the employees affected by this workforce reduction may elect to withdraw or rollover their vested balance in the Plan, a decrease in total Plan assets may occur during 2001.

    In June 2001, Ethyl obtained regulatory approval to terminate an overfunded U.S. salaried pension plan and rollover a portion of the pension plan assets into a new fully funded plan. As part of this plan termination, Ethyl employees were given the option to take a lump sum distribution of their pension benefit and invest it in the Ethyl savings plan. As a result, Plan assets could increase in 2001.

SAVINGS PLAN FOR THE EMPLOYEES OF ETHYL CORPORATION
Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2000


                                                       EIN:  54-011882  PN:  002






(a)   (b) Identity of issuer,           (c) Description of investment, including
        borrower, lessor or      maturity date, rate of interest, collateral,                             (e) Current
           similar party                         par or maturity value                     (d) Cost          value

**    Ethyl Corporation          Common stock, $1.00 par value (5,873,719 shares)         $ 34,628,791      $ 8,440,535

      Tredegar Corporation       Common stock, no par value (343,475 shares)                 1,610,214        5,989,182

      Albemarle Corporation      Common stock, $.01 par value (572,985 shares)               4,918,062       14,181,386

**    Participant Loans          Loans to participants bearing interest at 8.25% - 10.5%             -        1,111,254

**    Merrill Lynch              Retirement Preservation Trust (9,561,309 units)             9,560,141        9,561,309

**    Merrill Lynch              Equity Index Trust (333,611 units)                         23,494,878       30,615,482

      PIMCO                      Total Return Fund (142,715 units)                           1,501,170        1,482,806

**    Merrill Lynch              Capital Fund (140,411 units)                                4,756,092        4,264,297

**    Merrill Lynch              Growth Fund (68,438 units)                                  1,796,939        1,422,829

      Franklin                   Small Cap Growth Fund (264,153 units)                       8,100,721       10,389,120

      Ivy                        International Fund (74,164 units)                           2,753,898        1,943,101

      Davis                      New York Venture Fund (144,995 units)                       3,816,744        4,167,164
                                                                                        ---------------  ---------------

                                                                                          $ 96,937,650     $ 93,568,465
                                                                                        ===============  ===============



**Denotes a party in interest to the Plan

                              REQUIRED INFORMATION
     See Appendix 1.
                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                         SAVINGS PLAN FOR THE EMPLOYEES OF
                         ETHYL CORPORATION

                         BY:  /s/ David A. Fiorenza
                              ---------------------
                              David A. Fiorenza
                              Vice President, Treasurer and Principal Financial Officer, Member of the Master Trust Committee

Dated:  June 29, 2001

                               EXHIBIT INDEX
                               -------------

          23.1       Consent of Independent Auditors